SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87874R100

(CUSIP Number of Class of Securities)

Greg Strakosch

Chief Executive Officer

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

(617) 431-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:

Mark G. Borden
Graham Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$60,000,000	$4,278

(1)   Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 10,000,000 shares of common stock at the offer price of $6.00 per share.

(2)   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,278	Filing Party: TechTarget, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 9, 2010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on November 10, 2010 (collectively, the “Schedule TO”) by TechTarget, Inc., a Delaware corporation (the “Company”) relating to the offer by the Company to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share, at a price of $6.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).  This Amendment is being filed in order to file as Exhibit (a)(1)(H) to the Schedule TO an e-mail communication regarding the Tender Offer.

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following reference to Exhibit (a)(1)(H) is hereby inserted immediately prior to the reference to Exhibit (b):

(a)(1)(H) **           E-mail to Optionees, dated November 11, 2010 regarding the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2010

TECHTARGET, INC.

By:	/s/ Greg Strakosch
Name: Greg Strakosch
Title: Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 9, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated November 9, 2010.
(a)(1)(H) **	E-mail to Optionees, dated November 11, 2010 regarding the Tender Offer.
(b)	Not Applicable.
(d)(1)

Second Amended and Restated Investors’ Rights Agreement by and among the Company, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(2)

Form of Indemnification Agreement between the Company and its Directors and Officers (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(3)	2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(4)

Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(5)

Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(6)

Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(7)

Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(8)	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).
(d)(9)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(10)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(11)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Rick Olin (Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(12)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Eric Sockol (Incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(13)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(14)	Executive Incentive Bonus Plan (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(15)	1999 Stock Option Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(16)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants prior to September 27, 2006) (Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(17)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants on or after September 27, 2006) (Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(18)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants to executives) (Incorporated by reference to Exhibit 10.10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(19)

Form of Nonqualified Stock Option Grant Agreement under the 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(g)	Not Applicable.
(h)	Not Applicable.

*    Previously filed with the Schedule TO on November 9, 2010.

**  Filed herewith.